Filed Pursuant to Rule 433

Registration Statement No. 333-285461

Issuer Free Writing Prospectus dated November 9, 2026

Relating to Preliminary Prospectus Supplement dated November 9, 2026

(to the Prospectus dated February 28, 2025)

PRICING SUPPLEMENT

HA Sustainable Infrastructure Capital, Inc.

$500,000,000 7.850% Green Junior Subordinated Notes due 2057

November 9, 2026

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 9, 2026 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	HA Sustainable Infrastructure Capital, Inc., a Delaware corporation (the “Issuer”)
Guarantors:	HAT Holdings I LLC HAT Holdings II LLC HAC Holdings I LLC HAC Holdings II LLC Hannon Armstrong Sustainable Infrastructure, L.P. Hannon Armstrong Capital, LLC
Expected Ratings*:	Moody’s: Ba1 (positive) S&P: BB (stable) Fitch: BB (stable)
Trade Date:	November 9, 2026
Settlement Date**:	November 24, 2026 (T+10)
Title of Securities:	7.850% Green Junior Subordinated Notes due 2057 (the “Notes”)
Security Description:	Green Junior Subordinated Notes
Maturity Date:	June 1, 2057
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	June 1, 2027

Record Dates:	May 15 and November 15
Aggregate Principal Amount Offered:	$500,000,000
Issue Price:	100% of principal amount
Interest Rate:

The Notes will bear interest (i) from and including November 24, 2026 (the expected original issuance date) to, but excluding June 1, 2032 (the “First Reset Date”) at the rate of 7.850% per year and (ii) from and including the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 3.164%, to be reset on each Reset Date; provided, that the interest rate during any Reset Period will not reset below 7.850% (which equals the initial interest rate on the Notes).

Optional Deferral of Interest:	Up to 10 consecutive years per deferral
Optional Redemption:

The Issuer may redeem the Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date.

Tax Event Redemption:

In whole, but not in part, at 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event.

Tax Credit Event Redemption:

In whole, but not in part, at 101% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Credit Event.

Rating Agency Event Redemption:

In whole, but not in part, at 102% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event.

Change of Control Event Redemption:

If a Change of Control Event occurs, the Issuer may redeem the Notes, in whole but not in part, at the Issuer’s option at a redemption price equal to 101% of their principal amount plus any accrued and unpaid interest thereon to but excluding the date of redemption. If the Issuer does not redeem the Notes following a Change of Control Event and has not given a redemption notice for any other specified reason, the interest rate on the Notes will increase by 5% per annum from and including the date on which the applicable notice of a Change of Control Event is sent to holders.

Joint Book-Running Managers:

Mizuho Securities USA LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Truist Securities, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Security Identifiers:	CUSIP: 40409A AD2 ISIN: US40409AAD28

__________________________

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Reset Date,” “Tax Event,” “Rating Agency Event” and “Change of Control Event” have the meanings given in the issuer’s Preliminary Prospectus Supplement dated November 9, 2026.

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: ** HA Sustainable Infrastructure Capital, Inc. expects that delivery of the Notes will be made to investors on or about November 24, 2026, which will be the tenth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

HA Sustainable Infrastructure Capital, Inc. has filed an automatic shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The Preliminary Prospectus Supplement contains this and other information about HA Sustainable Infrastructure Capital, Inc. and should be read carefully before investing.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of HA Sustainable Infrastructure Capital, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HA Sustainable Infrastructure Capital, Inc., any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Mizuho Securities USA LLC toll free at +1 (866) 271-7403; BofA Securities, Inc. at +1 (800) 294-1322, or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC toll free at +1 (866) 471-2526; Truist Securities, Inc. at +1 (800) 685-4786.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.

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